EXHIBIT 12(b)

HAWAIIAN ELECTRIC COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	NINE MONTHS ENDED SEPTEMBER 30,		YEARS ENDED DECEMBER 31,
	2003	2002	2002	2001	2000	1999	1998
	(DOLLARS IN THOUSANDS)
FIXED CHARGES
Total interest charges	$34,055	$33,248	$44,232	$47,056	$49,062	$48,461	$47,921
Interest component of rentals	625	491	663	728	696	784	730
Pretax preferred stock dividend requirements	2,358	2,354	3,127	3,123	3,134	3,323	9,606
Preferred securities distributions of trust subsidiaries	5,756	5,756	7,675	7,675	7,675	7,665	4,197

TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$42,794	$41,849	$55,697	$58,582	$60,567	$60,233	$62,454

EARNINGS
Net income for common stock	$56,572	$69,819	$90,205	$88,300	$87,286	$75,222	$80,776
Fixed charges, as shown	42,794	41,849	55,697	58,582	60,567	60,233	62,454
Income taxes (see note below)	36,777	44,196	56,658	55,416	55,375	48,047	54,572
Allowance for borrowed funds used during construction	(1,385)	(1,392)	(1,855)	(2,258)	(2,922)	(2,576)	(5,915)

EARNINGS AVAILABLE FOR COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$134,758	$154,472	$200,705	$200,040	$200,306	$180,926	$191,887

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	3.15	3.69	3.60	3.41	3.31	3.00	3.07

NOTE:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$36,865	$44,110	$56,729	$55,434	$55,213	$48,281	$54,719
Income tax expense (benefit) relating to results from nonregulated activities	(88)	86	(71)	(18)	162	(234)	(147)

	$36,777	$44,196	$56,658	$55,416	$55,375	$48,047	$54,572